Exhibit 21

JOINT FILING AGREEMENT

This Agreement is made this 17th day of December, 2025, by and among each of the undersigned.

WHEREAS, each of the undersigned is required to file a Schedule 13D with respect to ownership of securities in Red Rock Resorts, Inc.;

NOW, THEREFORE, the undersigned agree to file only one Schedule 13D reflecting their combined beneficial ownership of securities in Red Rock Resorts, Inc., and each of the undersigned hereby designates and appoints the other as his attorney-in-fact with full power of substitution for each of them, each acting singly, to sign, file and make any further amendments to such Schedule 13D.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the date first written above.

The Frank J. Fertitta, III And Jill Ann Fertitta Family Trust (Frank & Jill Fertitta, Co-Trustees)

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

The Lorenzo J. Fertitta And Teresa Jo Fertitta Family Trust (Lorenzo & Teresa Fertitta, Co-Trustees)

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

Frank J. Fertitta, III 2006 Irrevocable Trust (Lorenzo J. Fertitta, Trustee)

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

Lorenzo J. Fertitta 2006 Irrevocable Trust (Frank J. Fertitta, III, Trustee)

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

FBM Sub 1 LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

Fertitta Business Management LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

FI Station Investor LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

Fertitta Investment LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

Fertitta Holdco LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

LNA Investments, LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

KVF Investments, LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

KVF RRR, LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

LNA RRR, LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

F & J Fertitta Family Business Trust

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

L & T Fertitta Family Business Trust

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

F & J Fertitta Grandchildren's 2020 Irrevocable Trust (Lorenzo J. Fertitta Jr., Trustee)

By: /s/ Daniel Schafer

Name: Daniel Schafer
Title: Attorney-in-Fact

L & T Fertitta Grandchildren's 2020 Irrevocable Trust (Frank J. Fertitta, IV, Trustee)

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

FJF, LLC

By: /s/ Daniel Schafer
    Name: Daniel Schafer
    Title: Attorney-in-Fact

/s/ Daniel Schafer as Attorney-in-Fact

Frank J. Fertitta III

/s/ Daniel Schafer as Attorney-in-Fact

Lorenzo J. Fertitta